SCHEDULE 13G

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Athersys, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

04744L106

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes ).

CUSIP No. 04744L106	SCHEDULE 13G	Page 2 of 11

1	NAMES OF REPORTING PERSONS A.M. Pappas Life Science Ventures III, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 3,852,859
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 3,852,859
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,852,859
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0% (1)
12	TYPE OF REPORTING PERSON PN

(1)	Based upon 77,515,339 Shares outstanding as of November 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2014, and on 314,920 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

CUSIP No. 04744L106	SCHEDULE 13G	Page 3 of 11

1	NAMES OF REPORTING PERSONS PV III CEO Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 239,541
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 239,541
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 239,541
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.3% (2)
12	TYPE OF REPORTING PERSON PN

(2)	Based upon 77,515,339 Shares outstanding as of November 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2014, and on 19,580 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

CUSIP No. 04744L106	SCHEDULE 13G	Page 4 of 11

1	NAMES OF REPORTING PERSONS AMP&A Management III, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 4,092,400
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 4,092,400
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,092,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (3)
12	TYPE OF REPORTING PERSON OO

(3)	Based upon 77,515,339 Shares outstanding as of November 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2014, and on 334,500 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

CUSIP No. 04744L106	SCHEDULE 13G	Page 5 of 11

1	NAMES OF REPORTING PERSONS A. M. Pappas & Associates, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION North Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 4,092,400
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 4,092,400
	8	SHARED DISPOSITIVE POWER - 0 -
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,092,400
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.3% (4)
12	TYPE OF REPORTING PERSON OO

(4)	Based upon 77,515,339 Shares outstanding as of November 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2014, and on 334,500 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

CUSIP No. 04744L106	SCHEDULE 13G	Page 6 of 11

Item 1.

(a)	Name of Issuer:

Athersys, Inc. (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

3201 Carnegie Avenue, Cleveland, Ohio 44115-2634.

Item 2

(a)	Name of Person Filing:

This statement is filed by A.M. Pappas Life Science Ventures III, LP, a Delaware limited partnership (“Pappas Ventures III”), PV III CEO Fund, LP, a Delaware limited partnership (the “CEO Fund” and together with Pappas Ventures III, the “Pappas Funds”), AMP&A Management III, LLC, a Delaware limited liability company (“AMP&A Management”), and A.M. Pappas & Associates, LLC, a North Carolina limited liability company (“Pappas”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

AMP&A Management is the general partner of each of the Pappas Funds, and has a management agreement with Pappas whereby Pappas provides management services for the Pappas Funds. Due to its arrangements with the Pappas Funds, Pappas’ investment committee has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all shares owned by the Pappas Funds. By virtue of these relationships, each of AMP&A Management and Pappas may be deemed to beneficially own the Issuer’s Common Stock, par value $0.001 per share, owned directly by the Pappas Funds.

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of each of the Reporting Persons is 2520 Meridian Parkway, Suite 400, Durham, North Carolina 27713.

(c)	Citizenship:

The Pappas Funds and AMP&A Management are organized under the laws of the State of Delaware. Pappas is organized under the laws of the State of North Carolina.

(d)	Title of Class of Securities:

Common Stock, par value $0.001 per share (the “Shares”).

(e)	CUSIP Number:

04744L106

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

Pappas Ventures III

(a)	Amount beneficially owned:

3,852,859 Shares, including 314,920 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

CUSIP No. 04744L106	SCHEDULE 13G	Page 7 of 11

(b)	Percent of class:

5.0% (based upon 77,515,339 Shares outstanding as of November 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2014, and on 314,920 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares.

(ii)	Shared power to vote or to direct the vote

3,852,859 Shares, including 314,920 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

(iii)	Sole power to dispose or to direct the disposition of

0 Shares.

(iv)	Shared power to dispose or to direct the disposition of

3,852,859 Shares, including 314,920 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

CEO Fund

(a)	Amount beneficially owned:

239,541 Shares, including 19,580 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

(b)	Percent of class:

0.3% (based upon 77,515,339 Shares outstanding as of November 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2014, and on 19,580 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares.

(ii)	Shared power to vote or to direct the vote

239,541 Shares, including 19,580 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

(iii)	Sole power to dispose or to direct the disposition of

0 Shares.

CUSIP No. 04744L106	SCHEDULE 13G	Page 8 of 11

(iv)	Shared power to dispose or to direct the disposition of

239,541 Shares, including 19,580 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

AMP&A Management

(a)	Amount beneficially owned:

4,092,400 Shares, including 334,500 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

(b)	Percent of class:

5.3% (based upon 77,515,339 Shares outstanding as of November 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2014, and on 334,500 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014).

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

0 Shares.

(ii)	Shared power to vote or to direct the vote

4,092,400 Shares, including 334,500 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

(iii)	Sole power to dispose or to direct the disposition of

0 Shares.

(iv)	Shared power to dispose or to direct the disposition of

4,092,400 Shares, including 334,500 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

Pappas

(a)	Amount beneficially owned:

4,092,400 Shares, including 334,500 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

(b)	Percent of class:

5.3% (based upon 77,515,339 Shares outstanding as of November 1, 2014, as reported by the Issuer in its Quarterly Report on Form 10-Q filed on November 10, 2014, and on 334,500 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014).

CUSIP No. 04744L106	SCHEDULE 13G	Page 9 of 11

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

4,092,400 Shares, including 334,500 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

(ii)	Shared power to vote or to direct the vote

0 Shares.

(iii)	Sole power to dispose or to direct the disposition of

4,092,400 Shares, including 334,500 Shares issuable upon exercise of warrants that are exercisable by the Reporting Person within sixty days of December 31, 2014.

(iv)	Shared power to dispose or to direct the disposition of

0 Shares.

As the general partner of each of the Pappas Funds, AMP&A Management may be deemed to be the beneficial owner of the Shares owned directly by the Pappas Funds. Due to its arrangements with the Pappas Funds, Pappas’s investment committee has sole power to vote or to direct the vote of, and sole power to dispose or to direct the disposition of, all Shares owned by the Pappas Funds, and thus may be deemed to be the beneficial owner of the Shares owned directly by the Pappas Funds.

The filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the Shares reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein except to the extent of his or its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certifications.

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 04744L106	SCHEDULE 13G	Page 10 of 11

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

A.M. PAPPAS LIFE SCIENCE VENTURES III, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner & Chief Financial Officer
PV III CEO FUND, LP

By:	AMP&A Management III, LLC General Partner

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner & Chief Financial Officer
AMP&A MANAGEMENT III, LLC

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner & Chief Financial Officer
A. M. PAPPAS & ASSOCIATES, LLC

By:	/s/ Ford S. Worthy
Name:	Ford S. Worthy
Title:	Partner

CUSIP No. 04744L106	SCHEDULE 13G	Page 11 of 11

Exhibit Index

Exhibit 1	Joint Filing Agreement, dated February 13, 2015, among A.M. Pappas Life Science Ventures III, LP; PV III CEO Fund, LP; AMP&A Management III, LLC; and A.M. Pappas & Associates, LLC.